As filed with the Securities and Exchange Commission on August 30, 2004
Registration No. 333-118352

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Amedisys, Inc.

(Exact name of registrant as specified in its charter)

Delaware	11-3131700
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11100 Mead Road, Suite 300

Baton Rouge, Louisiana 70816
(225) 292-2031 or (800) 467-2662
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William F. Borne

Chief Executive Officer
Amedisys, Inc.
11100 Mead Road, Suite 300
Baton Rouge, Louisiana 70816
(225) 292-2031 or (800) 467-2662
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony J. Correro III, Esq. Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. 201 St. Charles Avenue, 46th Floor New Orleans, Louisiana 70170-4600 (504) 586-5252	Anna Pinedo, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104-0012 (212) 468-8179
          Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

          This Registration Statement hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 30, 2004

PROSPECTUS

2,000,000 Shares

Common Stock

        We are selling 2,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market with the symbol “AMED.”

      On August 27, 2004, the last reported sales price for our common stock on the Nasdaq National Market was $25.92 per share.

Investing in our shares involves risk. See “Risk Factors” beginning on page 6 of this Prospectus for factors you should consider before buying shares of our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds before expenses	$	$

      This is a firm commitment underwriting. We have granted the underwriters a 30-day option to purchase up to an additional 150,000 shares of our common stock and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 150,000 shares of our common stock to cover over-allotments, if any, at the public offering price per share, less the underwriting discount. The underwriters will draw upon these shares from us and the selling stockholders on a pro rata basis.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the shares to purchasers on or about                     , 2004.

RAYMOND JAMES	JEFFERIES & COMPANY, INC.

LEGG MASON WOOD WALKER

Incorporated

The date of this prospectus is                     , 2004.

PROSPECTUS SUMMARY
RISK FACTORS
DISCLOSURES REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
COMMON STOCK DIVIDENDS
CAPITALIZATION
SELECTED FINANCIAL DATA
OUR BUSINESS
PRINCIPAL AND SELLING STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
NOTICE REGARDING ARTHUR ANDERSEN LLP
WHERE YOU CAN FIND MORE INFORMATION
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS
Form of Underwriting Agreement
Consent of KPMG LLP
Consent of KPMG LLP

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that may be important to you in making a decision to purchase our common stock. For a more complete understanding of Amedisys and our offering of common stock, we urge you to read this entire prospectus carefully, including the “Risk Factors” section, the consolidated financial statements, and the notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference. Throughout this prospectus (unless the context otherwise requires), when we refer to “Amedisys,” “us,” “we” or “our,” we are describing Amedisys, Inc. together with its subsidiaries. When we refer to an “agency” or “location,” we are describing a licensed home health or hospice agency location, which may be either a licensed agency with a Medicare Provider Number or a branch of the agency with the same provider number.

Overview

      We are one of the nation’s largest providers of home nursing services to Medicare beneficiaries. We deliver a wide range of health-related services in the home to individuals who may be recovering from surgery, have a chronic disability or terminal illness, or need assistance with the essential activities of daily living. The services we provide include skilled nursing and home health aide services; physical, occupational, and speech therapy; and medically oriented social work to eligible individuals who require ongoing care that cannot be provided effectively by family and friends. In addition, we have developed and offer clinically focused nursing programs in high-cost disease categories, such as diabetes, coronary artery disease, congestive heart failure, orthopedics, wound care, geriatric surgical recovery, and behavioral health. As of July 31, 2004, we operated 94 Medicare-certified home nursing locations in the Southern and Southeastern United States consisting of 53 main locations and 41 branch locations. We also operate Medicare-certified hospice locations in two markets and may add hospice locations on a selective basis in the future. We believe our services are attractive to payors and physicians because they combine clinical quality with cost-effectiveness and are accessible 24 hours a day, seven days a week. Our objective is to be the leading provider of high-quality, low-cost home nursing services in each market in which we operate.

      Our home nursing model balances the benefits of promoting local agency responsibility and accountability for quality of care and operating results with the efficiencies gained from centralizing key administrative functions. Our home health agencies tailor their respective marketing efforts to address the specific needs of the communities, referral sources, and Medicare beneficiaries they serve, and our local management teams work to establish and maintain strong relationships in their communities and with referral sources. To support our local management teams, we have invested in information technology and real-time management and monitoring capabilities that allow us to standardize the quality of care delivered across our system and to monitor the clinical status of the patients we treat. We believe this allows us to operate more efficiently and provide higher quality care than our competitors.

      Since 2002, we have generated significant increases in revenue and earnings by focusing on internal growth in our existing markets, opening home nursing locations in new markets, and selectively acquiring home nursing operations. For the six months ended June 30, 2004, we reported net service revenue of $104.2 million, net income of $9.2 million, and earnings per diluted share of $0.72 compared to net service revenue of $63.3 million, net income of $2.7 million, and earnings per diluted share of $0.28 for the same period in 2003. For the year ended December 31, 2003, we reported net service revenue of $142.5 million, net income of $8.4 million, and earnings per diluted share of $0.83 compared to net service revenue of $129.4 million, net income of $0.8 million, and earnings per diluted share of $0.08 for 2002.

Our Market and Opportunity

      Medicare home nursing is an $11.4 billion industry according to 2002 figures from the Centers for Medicare and Medicaid Services (“CMS”) with approximately 7,000 Medicare-certified home nursing agencies currently in operation. The home nursing industry is comprised of facility-based and hospital-based agencies, and the majority of these entities are relatively small local or regional providers. Because the industry is extremely fragmented with only a few large providers, we believe it represents an attractive consolidation opportunity.

      Utilization of home nursing services is increasing due to the rising demand for skilled nursing and related services by an aging population with a longer life expectancy, combined with patient and payor preferences for treatment at home when possible. Home nursing spending grew rapidly in the early and mid-1990s, from $3.3 billion in 1990 to $18.8 billion in 1997. The Balanced Budget Act of 1997 (“BBA”) was the first of a series of legislative and administrative actions designed to rationalize the growth of home health benefit spending by transitioning from a cost-based reimbursement system to a prospective payment system (“PPS”), which has been in place since October 1, 2000. We believe this system encourages efficient delivery of care, and we have prospered under PPS due to our efficient operating structure, focus on clinical quality, and emphasis on cost control. We also benefit from an increasing number of Medicare-eligible individuals in our target market.

Our Strategy

      Our objective is to be the leading provider of high-quality, low-cost home nursing services in each market in which we operate. To achieve this objective, we intend to:

•	Focus on Medicare-eligible patients. Medicare beneficiaries represent a growing and profitable market for home nursing service providers. Implementation of PPS in the home health care industry has created a relatively stable reimbursement environment that favors companies, such as ours, that focus on providing high-quality, low-cost home nursing services.

•	Emphasize internal growth. We will continue to emphasize the internal growth of Medicare patient admissions, which increased approximately 28% for the six months ended June 30, 2004 and 8% for calendar year 2003. We drive internal growth by: (1) maintaining our emphasis on high-quality home nursing care; (2) expanding and enhancing referral relationships; (3) continuing to educate referral sources regarding our specialized nursing programs; (4) developing strategic partnerships with large hospital systems; (5) expanding the service coverage areas of our nursing locations; and (6) growing and improving the quality of our team of sales executives.

•	Grow through strategic acquisitions. We believe our focus on Medicare beneficiaries provides us with a strategic advantage when assessing potential acquisitions. The home nursing market is highly fragmented with approximately 7,000 Medicare-certified home nursing agencies across the country. The majority of these home nursing agencies are owned either by hospitals or independent operators. We employ a disciplined strategy based on defined acquisition criteria, including high-quality service, a strong referral base, and compatible payor mix. We have completed six acquisitions with twenty-one locations over the past twelve months, and we plan to evaluate and pursue additional hospital-based and multi-site home health agency acquisitions in our target markets.

•	Leverage our cost-efficient operating structure. We believe the size and scale of our infrastructure and operating systems offer the opportunity to achieve operating leverage at both the agency level and the corporate level. We have developed a cost-efficient operating structure for our home nursing operations that focuses on nurse productivity, per episode utilization, and clinical outcomes, among other measures. To manage our diverse network of locations, we use an information system that reduces administrative and operating costs through the integration of clinical, financial, and operating functions. In addition, our geographic focus and investment in infrastructure and information systems enable us to leverage our regional and senior management resources and add new nursing locations without proportionate increases in corporate expense.

•	Continue to develop and deploy specialized nursing programs for chronic diseases and conditions. We have developed specialty nursing services and programs that focus on high-cost diseases and have successfully launched programs for diabetes, coronary artery disease, congestive heart failure, orthopedics, wound care, geriatric surgical recovery, and behavioral health. Our specialty nursing programs represent an attractive growth opportunity because they combine clinical quality and 24-hour access, which is appealing to patients and physicians, with cost-effective delivery of high-quality care to patients who have high-cost or chronic conditions.

Recent Developments

      On March 3, 2004, we announced a definitive agreement to acquire eleven home care agencies, together with two associated hospice operations, from Tenet Healthcare Corporation (“Tenet”). We purchased these entities for approximately $19.1 million in cash. We expect these entities to contribute approximately $26.7 million in annualized revenue. They operate in our target markets of Texas, Louisiana, Mississippi, Tennessee, Alabama, Georgia, and Florida. We closed the acquisition in three stages, with the first four agencies acquired on March 1, 2004, the second five acquired on April 1, 2004, and the final group of three acquired on May 1, 2004. The parties agreed to exclude one agency from the acquisition.

      On April 28, 2004, we entered into a four-year credit agreement with General Electric Capital Corporation pursuant to which we will obtain a senior secured revolving credit facility in the amount of $15.0 million, which can be increased in $5.0 million increments to $25.0 million (our “Senior Credit Facility”). We plan to use this facility for general corporate purposes and acquisitions. Funding will become available upon our repayment of a $2.5 million note.

      Amedisys is a Delaware corporation. Our principal executive office is located at 11100 Mead Road, Suite 300, Baton Rouge, Louisiana 70816, and our telephone number is (800) 467-2662. Our website can be found at www.amedisys.com. Information contained on our website is not deemed to be part of this prospectus.

The Offering

      The following information assumes that the underwriters will not purchase additional shares of common stock to cover over-allotments. Please read “Underwriting” for further information.

Common stock offered by us	2,000,000 shares

Common stock to be outstanding immediately after this offering	14,387,940 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $48.7 million, after deducting estimated underwriting discounts and offering expenses. We plan to use the proceeds for general corporate purposes, including working capital and possible acquisitions.

Ticker symbol	“AMED”

      The number of shares of common stock to be outstanding immediately after this offering does not take into account:

•	637,042 shares of our common stock issuable as of August 27, 2004, upon exercise of options previously granted to employees and non-employee directors;

•	192,054 shares which may be issued as of August 27, 2004, pursuant to employee benefit plans; and

•	149,500 shares issuable as of August 27, 2004, upon the exercise of outstanding warrants.

Summary Financial Information

      The following table presents our summary financial information, which you should read in conjunction with, and is qualified in its entirety by reference to, our historical consolidated financial statements, the notes to those financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the documents incorporated by reference in this prospectus. The summary financial information set forth below as of and for the years ended December 31, 2001, 2002 and 2003 has been derived from our audited consolidated financial statements. The summary financial information as of and for the six months ended June 30, 2003 and 2004 has been derived from unaudited consolidated financial statements, which include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not necessarily indicative of future performance.

				Six months ended
	Years ended December 31,			June 30,

	2001	2002	2003	2003	2004

	(Audited)			(Unaudited)

	(In thousands, except per share amounts)
Summary Historical Statements of Operations
Net service revenue	$110,174	$129,424	$142,473	$63,326	$104,235
Gross margin	61,128	71,180	83,919	37,317	61,142
Operating income	7,463	6,480	14,338	4,740	14,988
Income before discontinued operations	5,076	752	8,407	2,663	9,182
Discontinued operations:
Loss from discontinued operations, net of income tax	(566)	—	—	—	—
Gain on dispositions, net of income tax	876	—	—	—	—

Net income	$5,386	$752	$8,407	$2,663	$9,182

Basic earnings per share
Net income before discontinued operations	$0.85	$0.09	$0.86	$0.28	$0.76
Loss from discontinued operations, net of income tax	(0.10)	—	—	—	—
Gain on dispositions, net of income tax	0.15	—	—	—	—

Net income	$0.90	$0.09	$0.86	$0.28	$0.76

Diluted earnings per share
Net income before discontinued operations	$0.64	$0.08	$0.83	$0.28	$0.72
Loss from discontinued operations, net of income tax	(0.07)	—	—	—	—
Gain on dispositions, net of income tax	0.11	—	—	—	—

Net income	$0.68	$0.08	$0.83	$0.28	$0.72

Summary Balance Sheet Data
Cash and cash equivalents	$3,515	$4,861	$29,779	$12,801	$22,279
Total assets	60,854	58,959	92,473	60,069	111,015
Net working capital (deficit) surplus	(18,360)	(8,532)	15,578	(4,102)	4,937
Total long-term obligations	10,856	10,241	7,056	7,874	6,345
Total stockholders’ equity	3,309	16,963	51,399	21,139	64,096

RISK FACTORS

      Investing in our common stock involves a degree of risk. You should consider carefully the following risks, as well as other information in this prospectus and the incorporated documents before investing in our common stock.

Risks Related to Our Industry

      Our profitability depends principally on the level of government-mandated payment rates. Reductions in rates or rate increases that do not cover cost increases may adversely affect our business.

      We generally receive fixed payments from Medicare for our services based on the level of care that we provide patients. Consequently, our profitability largely depends upon our ability to manage the cost of providing services. Although Medicare currently provides for an annual adjustment of the various payment rates based on the increase or decrease of the medical care expenditure category of the Consumer Price Index, these Medicare payment rate increases may be less than actual inflation or could be eliminated or reduced in any given year. Alternatively, if our cost of providing services, which consists primarily of labor costs, increases more than the annual Medicare price adjustment, our profitability could be impacted negatively.

      If any of our agencies fails to comply with the conditions of participation in the Medicare program, that agency could be terminated from the Medicare program, which would adversely affect our net patient service revenue and profitability.

      Each of our home care agencies must comply with the extensive conditions of participation in the Medicare program. If any of our agencies fails to meet any of the Medicare conditions of participation, that agency may receive a notice of deficiency from the applicable state surveyor. If that agency then fails to institute a plan of correction to correct the deficiency within the correction period provided by the state surveyor, that agency could be terminated from the Medicare program. Any termination of one or more of our home care agencies from the Medicare program for failure to satisfy the program’s conditions of participation could affect adversely our net service revenue and profitability.

      We are subject to extensive government regulation. Any changes to the laws and regulations governing our business, or the interpretation and enforcement of those laws or regulations, could cause us to modify our operations and could negatively impact our operating results.

      Our industry is regulated extensively by the federal government and the states in which we operate. The laws and regulations governing our operations, along with the terms of participation in various government programs, regulate how we do business, the services we offer, and our interactions with patients and the public. These laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or regulations could reduce our profitability by:

•	increasing our liability;

•	increasing our administrative and other costs;

•	increasing or decreasing mandated services;

•	forcing us to restructure our relationships with referral sources and providers; or

•	requiring us to implement additional or different programs and systems.

      For example, Congress enacted the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) which mandates that provider organizations enhance privacy protections for patient health information. This requires companies like us to add new administrative, information, and security systems to prevent inappropriate release of protected health information. Compliance with this law has added, and will continue to add, costs that affect our profitability.

      In addition, we are subject to various routine and non-routine governmental reviews, audits, and investigations. Violation of the laws governing our operations, or changes in interpretations of those laws, could result in the imposition of fines, civil or criminal penalties, the termination of our rights to participate in federal and state-sponsored programs, and the suspension or revocation of our licenses. If we become subject to material fines or if other sanctions or other corrective actions are imposed on us, we might suffer a substantial reduction in profitability.

      If we are unable to maintain relationships with existing patient referral sources or to establish new referral sources, our growth and profitability could be affected adversely.

      Our success depends significantly on referrals from physicians, hospitals, and other patient referral sources in the communities that our home care agencies serve, as well as on our ability to maintain good relationships with these referral sources. Our referral sources are not contractually obligated to refer home care patients to us and may refer their patients to other home care providers. Our growth and profitability depend on our ability to establish and maintain close working relationships with these patient referral sources and to increase awareness and acceptance of the home care benefit by our referral sources and their patients. We cannot assure you that we will be able to maintain our existing referral source relationships or that we will be able to develop and maintain new relationships in existing or new markets. Our loss of, or failure to maintain, existing relationships or our failure to develop new relationships could affect adversely our ability to expand our operations and operate profitably.

      We may be subject to substantial malpractice or other similar claims.

      The services we offer involve an inherent risk of professional liability and related substantial damage awards. On any given day, we have several hundred nurses and other direct care personnel driving to and from patients’ homes where they deliver medical and other care. Due to the nature of our business, we and the nurses who provide services on our behalf may be the subject of medical malpractice claims. These nurses could be considered our agents in the practice of nursing and, as a result, we could be held liable for their medical negligence. We cannot predict the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain patients and employees. We maintain malpractice liability insurance and are responsible for amounts in excess of the limits of our coverage.

      Delays in reimbursement may cause liquidity problems.

      Our business is characterized by delays in reimbursement from the time we provide services to the time we receive reimbursement or payment for these services. If we have information system problems or issues that arise with Medicare, we may encounter delays in our payment cycle. Such a timing delay may cause working capital shortages. As a result, working capital management, including prompt and diligent billing and collection, is an important factor in our results of operations and liquidity. We cannot assure you that industry trends will not extend our collection period, adversely impact our working capital, or that our working capital management procedures will successfully negate this risk.

      Our industry is highly competitive.

      We compete with local and regional home health care companies, hospitals, nursing homes, and other businesses that provide home nursing services, some of which are large established companies that have significantly greater resources than we do. Our primary competition comes from local companies in each of our markets, and these privately-owned or hospital-owned health care providers vary by region and market. We compete based on the availability of personnel; the quality, expertise, and value of our services; and in select instances, on the price of our services. Increased competition in the future from existing competitors or new entrants may limit our ability to maintain or increase our market share. We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse impact on our business, financial condition, or results of operations.

      Some of our existing and potential new competitors may enjoy greater name recognition and greater financial, technical, and marketing resources than we do. This may permit our competitors to devote greater resources than we can to the development and promotion of services. These competitors may undertake more far-reaching and effective marketing campaigns and may offer more attractive opportunities to existing and potential employees and services to referral sources.

      We expect our competitors to develop new strategic relationships with providers, referral sources, and payors, which could result in increased competition. The introduction of new and enhanced service offerings, in combination with industry consolidation and the development of strategic relationships by our competitors, could cause a decline in revenue or loss of market acceptance of our services or make our services less attractive. Additionally, we compete with a number of non-profit organizations that can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to us.

      We expect that industry forces will continue to have an impact on our business and that of our competitors. In recent years, the health care industry has undergone significant changes driven by efforts to reduce costs. For example, the Medicare Modernization Act of December 2003 (“MMA”) allocated significant additional funds to Medicare managed care providers in order to promote greater participation in those plans by Medicare beneficiaries. If these increased funding levels have the intended result, the rate of growth in the Medicare fee-for-service market, where we have generated the majority of our historical revenue, could decline. The frequent changes in our industry have increased competition among home health care providers. If we are unable to react competitively to new developments, our operating results may suffer.

      A shortage of qualified registered nursing staff and other caregivers could affect adversely our ability to attract, train and retain qualified personnel and could increase operating costs.

      We rely significantly on our ability to attract and retain caregivers who possess the skills, experience, and licenses necessary to meet the requirements of our patients. We compete for home health care personnel with other providers of home nursing services. Our ability to attract and retain caregivers depends on several factors, including our ability to provide these caregivers with attractive assignments and competitive benefits and salaries. We cannot assure you that we will succeed in any of these areas. The cost of attracting caregivers and providing them with attractive benefit packages may be higher than anticipated and, if that occurs, our profitability could decline. If we are unable to attract and retain caregivers, the quality of our services may decline, and we could lose patients and referral sources.

Risks Related to Our Business

      We depend on Medicare for substantially all of our revenues.

      For the years ended December 31, 2001, 2002 and 2003, and for the six-month period ended June 30, 2004, we received 88%, 88%, 91% and 92%, respectively, of our revenue from Medicare. Reductions in Medicare reimbursement would have an adverse impact on our profitability. Such reductions in payments to us could be caused by:

•	administrative or legislative changes to the base episode rate;

•	the elimination or reduction of annual rate increases based on medical inflation;

•	the imposition by Medicare of co-payments or other mechanisms shifting responsibility for a portion of payment to beneficiaries;

•	adjustments to the relative components of the wage index;

•	changes to our case mix or therapy thresholds; or

•	other adverse changes to the way we are paid for delivering our services.

      Our non-Medicare revenues and profitability also are affected by the continuing efforts of third-party payors to contain or reduce the costs of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of services, and negotiating reduced contract pricing. Any changes in reimbursement levels from these third-party payor sources and any changes in applicable government regulations could have a material adverse effect on our revenues and profitability. We can provide no assurance that we will continue to maintain the current payor or revenue mix.

      We are operating under a Corporate Integrity Agreement. Violations to that agreement could result in penalties or exclusion from participation in the Medicare program.

      In 1999 we uncovered certain improprieties stemming from the unauthorized conduct of an agency director in our Monroe, Louisiana location, an agency we had acquired previously. We disclosed these improprieties to the Office of the Inspector General (“OIG”). Following an extensive series of audits, we and the OIG reached a settlement in August 2003, whereby we agreed to repay approximately $1.2 million to the government in three annual payments, the last of which we will make in 2005. As part of the settlement, we also executed a three-year Corporate Integrity Agreement (“CIA”) which requires that we:

•	maintain our current compliance program;

•	specify additional training requirements;

•	conduct annual, independent audits of the agency; and

•	make timely disclosure of, and repay, overpayments resulting from any potential fraud or abuse of which we become aware.

      There are stipulated penalties for violations of the CIA. Egregious violations of the CIA could result in our exclusion from further participation in government-funded health programs. We have designated a Chief Compliance Officer to ensure ongoing compliance with the terms and conditions of the CIA as well as compliance with all other applicable laws, rules, and regulations. Any acquired businesses will be subject to the provisions of the CIA.

      We believe that we are in compliance with all state and federal fraud and abuse provisions and all other applicable government laws and regulations. Our compliance with these laws and regulations may be subject to future government review and interpretation and possible regulatory actions currently unknown or unasserted. If we are found to be in violation of any of these provisions, it could have a material adverse effect on our business.

      We operate our agencies under licenses issued and regulated by the respective states in which they are located. Each agency is subject to periodic surveys and complaint-based surveys. If a survey identifies violations of state standards, the agency typically is afforded a grace period in which to comply or otherwise lose its license to operate. We use a Clinical Operations Department, staffed by regional personnel, to prepare each agency for these surveys and respond when those surveys identify potential problems or when plans-of-correction are required to bring the agency back into compliance. If we are found to be in violation of any of these state standards, it could have a material adverse effect on our business.

      Our growth strategy depends on our ability to manage growing and changing operations.

      Our business has grown significantly in size and complexity in recent years. Our internal growth rate for Medicare patient admissions was 28% for the first six months of 2004 and 8% for calendar year 2003. This growth has placed, and will continue to place, significant demands on our management systems, internal controls, and financial and professional resources. In addition, we will need to develop further our financial controls and reporting systems to accommodate future growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems, and expanding our information technology infrastructure. Our inability to manage growth effectively could have a material adverse effect on our financial results.

      Our growth strategy depends on our ability to develop and to acquire additional home care agencies on favorable terms and to integrate and operate such agencies effectively. If we are unable to do so, our future growth and operating results could be negatively impacted.

      Developments. We expect to continue to open agencies in our existing and new markets. Our new agency growth, however, will depend on several factors, including our ability to:

•	obtain desirable locations for agencies in suitable markets;

•	identify and hire a sufficient number of appropriately trained home care and other health care professionals;

•	obtain adequate financing to fund growth; and

•	operate successfully under applicable government regulations.

      Acquisitions. We are focusing more time and resources on the acquisition of small to medium-sized home health providers, or of certain of their assets, in targeted markets. We may be unable to identify, negotiate, and complete suitable acquisition opportunities on reasonable terms. We may incur future liabilities related to acquisitions. Should any of the following problems, or others, occur as a result of our acquisition strategy, the impact could be material:

•	difficulties integrating acquired personnel and other corporate cultures into our business;

•	difficulties integrating information systems;

•	the potential loss of key employees or referral sources of acquired companies or a reduction in patient referrals by hospitals from which we have acquired home health care agencies;

•	the assumption of liabilities and exposure to undisclosed liabilities of acquired companies;

•	the acquisition of an agency with undisclosed compliance problems;

•	the diversion of management attention from existing operations; or

•	an unsuccessful claim for indemnification rights from previous owners for acts or omissions arising prior to the date of acquisition.

      Our acquisitions may impose strains on our existing resources.

      As a result of our past and current acquisition strategy, we have grown significantly over the last two years. As we continue to add acquisition-related revenue and expand our markets, our growth could strain our resources, including management, information systems, regulatory compliance, logistics, and other controls. We cannot assure you that our resources will keep pace with our anticipated growth. If we do not manage our expected growth effectively, our future prospects could be affected adversely.

      We may face increasing competition for acquisition candidates.

      We intend to grow significantly through the continued acquisition of additional home nursing agencies. We face competition for acquisition candidates, which may limit the number of acquisition opportunities available to us and may lead to higher acquisition prices. Recently, we have observed an increase in acquisition prices for mid-sized and larger regional home health care companies. We cannot assure you that we will be able to identify suitable acquisitions in the future or that any such opportunities, if identified, will be consummated on favorable terms, if at all. In the absence of completing successful acquisitions, our future growth rate would decline. In addition, we cannot assure you that any future acquisitions, if consummated, will result in further growth.

      We may require additional capital to pursue our acquisition strategy.

      At June 30, 2004, we had cash and cash equivalents of $22.3 million. Based on our current plan of operations, including acquisitions, we cannot assure you that this amount will be sufficient. We cannot readily predict the timing, size, and success of our acquisition efforts and the associated capital commitments. If we do not have sufficient cash resources, our growth could be limited unless we obtain additional equity or debt financing. Effective as of April 28, 2004, we entered into a credit agreement with General Electric Capital Corporation for a revolving credit facility of up to $25.0 million. Funding will become available upon our repayment of a $2.5 million note.

      Our business depends on our information systems. Our inability to effectively integrate, manage, and keep secure our information systems could disrupt our operations.

      Our business depends on effective and secure information systems that assist us in, among other things, monitoring utilization and other cost factors, processing claims, reporting financial results, measuring outcomes and quality of care, managing regulatory compliance controls, and maintaining operational efficiencies. These systems include software developed in-house and systems provided by external contractors and other service providers. To the extent that these external contractors or other service providers become insolvent or fail to support the software or systems, our operations could be affected negatively. Our agencies also depend upon our information systems for accounting, billing, collections, risk management, quality assurance, payroll, and other information. If we experience a reduction in the performance, reliability, or availability of our information systems, our operations and ability to produce timely and accurate reports could be affected adversely.

      Our information systems and applications require continual maintenance, upgrading, and enhancement to meet our operational needs. Our acquisition activity requires transitions and integration of various information systems. We regularly upgrade and expand our information systems capabilities. If we experience difficulties with the transition and integration of information systems or are unable to implement, maintain, or expand our systems properly, we could suffer from, among other things, operational disruptions, regulatory problems, and increases in administrative expenses.

      Our business requires the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and patient data stored in our information systems. Anyone who circumvents our security measures could misappropriate our confidential information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses or software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems, or those of our providers or regulators, which could disrupt our operations or make our systems inaccessible to our providers or regulators. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our business operations would be negatively impacted by cancellation of contracts and loss of patients if security breaches are not prevented.

      Our clinical software system has been developed in-house. Failure of, or problems with, our system could harm our business and operating results.

      We have developed and utilize a proprietary Windows-based clinical software system to collect assessment data, schedule and log patient visits, generate medical orders, and monitor treatments and outcomes in accordance with established medical standards. The system integrates billing and collections functionality as well as accounting, human resource, payroll, and employee benefits programs provided by third parties. Problems with, or the failure of, our technology and systems could negatively impact data capture, billing, collections, and management and reporting capabilities. Any such problems or failures could affect adversely our operations and reputation, result in significant costs to us, and impair our ability to provide our services in the future. The costs incurred in correcting any errors or problems may be substantial and could adversely affect our profitability.

      We may experience difficulties implementing a new information system.

      We are in the process of consolidating our various agency databases into an enterprise-wide system to improve the accuracy, reliability, and efficiency of processing and management reporting. We are engaged in parallel testing to ensure a seamless transition from our current database system to the enterprise-wide system. However, if any problems emerge in connection with this transition, our ability to manage our operations would be impaired from both a clinical and financial perspective, which could have a material adverse effect on our business.

      We depend on outside software providers.

      We depend on the proper functioning and availability of our information systems in operating our business, some of which are provided by outside software providers. These information systems and applications require continual maintenance, upgrading, and enhancement to meet our operational needs. If our providers are unable to maintain or expand our information systems properly, we could suffer from operational disruptions and an increase in administrative expenses, among other things.

      Our insurance liability coverage may not be sufficient for our business needs.

      We maintain professional liability insurance for Amedisys and our subsidiaries. However, we cannot assure you that claims will not be made in the future in excess of the limits of such insurance, if any, nor can we assure you that any such claims, if successful and in excess of such limits, will not have a material adverse effect on our ability to conduct business or on our assets. Our insurance coverage also includes fire, property damage, and general liability with varying limits. Although we maintain insurance consistent with industry practice, we cannot assure you that the insurance we maintain will satisfy claims made against us. In addition, we cannot assure you that insurance coverage will continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms.

      Any claims made against us, regardless of their merit or eventual outcome, could damage our reputation and business. From December 31, 1998 to November 9, 2000, we were insured for risks associated with professional and general liability by an insurance company that currently is in liquidation under federal bankruptcy laws and may not be able to pay or defend claims incurred by us during this period, and our current insurance does not cover any such claims. We do not, however, believe that the ultimate resolution of current claims will be materially different from reserves established for them or that any material claims will be made in the future based on occurrences during that period.

      We have established reserves for Medicare liabilities that may be payable by us in the future. These liabilities may be subject to audit or further review, and we may owe additional amounts beyond what we expect and have reserved for.

      As of June 30, 2004, we have estimated an aggregate payable to Medicare of $9.3 million, all of which is reflected as a current liability in our consolidated balance sheets incorporated by reference in this prospectus. The $9.3 million liability has two components: a cost report adjustments reserve ($6.8 million), and a PPS payment adjustments reserve ($2.5 million). If actual amounts exceed our reserves, we may incur additional costs that may affect adversely our results of operations. We describe these adjustments below.

      Cost Report Adjustments Reserve. Prior to the implementation of PPS on October 1, 2000, we recorded Medicare revenue at the lower of (1) actual costs, (2) the per-visit cost limit, or (3) a per-beneficiary cost limit on an individual provider basis. We determined ultimate reimbursement upon review of annual cost reports.

      The recorded $6.8 million payable includes a $3.7 million reserve for open cost reports through October 2000. At the time when these audits are completed and final assessments are issued, we may apply to Medicare for repayment over a 36-month period, although there is no assurance that this application will be accepted by Medicare. These amounts relate to the Medicare payment system in effect until October 2000, under which Medicare provided us with periodic interim payments, subject to an audit of cost reports submitted by us and repayment of any overpayments by Medicare to us. The fiscal intermediary, acting on behalf of CMS, has not yet issued finalized audits with respect to 1999 and 2000, and is entitled to reopen settled cost reports for up to three years after issuing final assessments.

      The payable to Medicare also includes a $3.1 million reserve related to amounts owed to Medicare as overpayments for Alliance Home Health, Inc. (“Alliance”), a subsidiary that is in bankruptcy proceedings under Chapter 7 of the U.S. Bankruptcy Code. It is uncertain at this time whether we will have any responsibility for that amount if the debt of the subsidiary is discharged in bankruptcy.

      PPS Payment Adjustments Reserve. The remaining balance of $2.5 million is related to notice from CMS that it intended to make certain recoveries of amounts overpaid to providers for the periods dating from the implementation of PPS on October 1, 2000 through particular dates in 2003 and 2004. The first of these amounts related to partial episode payments whereby a patient was readmitted to home health care prior to the expiration of 60 days from the previous admission date at another home health agency. In such instances, reimbursement for the first agency is reduced. CMS advised the industry that CMS had recently implemented changes to its computer system such that these instances would be adjusted at the time of claim submission on an ongoing basis, and that recovery for prior overpayments would commence in the summer of 2003 and extend over a two-year period. We reserved, based on information supplied by CMS, approximately $1.0 million in 2003 for all claims dating from October 1, 2000. Second, CMS advised the industry that CMS would seek recovery of overpayments that were made for patients who had, within 14 days of such admission, been discharged from inpatient facilities, including hospitals, rehabilitation, and skilled nursing units, and that these recoveries would commence in April 2004. We conducted an analysis of a representative sample of claims where these events had occurred, and estimated that, for periods dating from October 1, 2000 through December 31, 2003, a reserve in the amount of approximately $1.5 million was appropriate.

      We depend on the services of our executive officers and other key employees.

      Our success depends upon the continued employment of certain members of our senior management team, including our Chairman and Chief Executive Officer, William F. Borne, our President and Chief Operating Officer, Larry R. Graham, and our Chief Financial Officer, Gregory H. Browne. We also depend upon the continued employment of the Senior Vice Presidents that manage several of our key functional areas, including operations, business development, accounting, finance, human resources, marketing, information systems, contracting, and compliance.

      We maintain key employee life insurance of $4.5 million on Mr. Borne’s life and have entered into employment agreements with each of Mr. Borne, Mr. Graham and Mr. Browne. The departure of any member of our senior management team may materially adversely affect our operations.

      We are defending class action lawsuits that may require us to pay substantial damage awards.

      On August 23 and October 4, 2001, two class action lawsuits were filed against us and three of our executive officers on behalf of all purchasers of our common stock between November 15, 2000 and June 13, 2001. These suits, which were filed in the United States District Court for the Middle District of Louisiana, have been consolidated and seek damages based on the decline in our stock price following an announced restatement of earnings for the fourth quarter of 2000 and first quarter of 2001. The suits allege that we knew or were reckless in not knowing the facts giving rise to the restatement. No trial date has been set and pre-trial discovery is ongoing. We are vigorously defending these lawsuits, which have been certified as class actions, although we are appealing such determination.

      We believe our existing insurance is sufficient to cover any amounts that may be awarded, and we have not recorded any liabilities in excess of such coverage in our financial statements. Though we believe that the ultimate outcome of these lawsuits will not exceed our insurance coverage, the maximum amount that could potentially be claimed in these suits substantially exceeds the amount of our coverage; under certain circumstances, a finding of liability could have a material adverse effect on our business.

      There is a risk that we will be held responsible for some or all of the $4.2 million liability of a bankrupt subsidiary.

      We consolidate the net liabilities of Alliance, a bankrupt subsidiary that is no longer in operation, in our consolidated financial statements. It is possible that we could be held responsible for some or all of this amount, and depending upon the outcome of the bankruptcy proceedings, a potentially larger amount.

      Arthur Andersen LLP may not be able to satisfy any claims arising from their provision of auditing services to us, including claims that you may have under applicable securities laws.

      Arthur Andersen LLP audited our financial statements for the five years ended December 31, 2001. On June 15, 2002, Arthur Andersen was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen’s work for Enron Corp. On September 15, 2002, a federal judge upheld this conviction. Arthur Andersen ceased its audit practice before the Securities and Exchange Commission (“SEC”) on August 31, 2002. Because of the circumstances currently affecting Arthur Andersen LLP, as a practical matter it may not be able to satisfy any claims arising from the provision of auditing services to us, including claims that you may have under applicable securities laws.

Risks Related to This Offering and Ownership of Our Common Stock

      The price of our common stock may be volatile and this may adversely affect our stockholders.

      The price at which our common stock trades may be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of health care companies. The market price of our common stock may be influenced by many factors, including:

•	our operating and financial performance;

•	variances in our quarterly financial results compared to research analyst expectations;

•	the depth and liquidity of the market for our common stock;

•	future sales of common stock or the perception that sales could occur;

•	investor perception of our business and our prospects;

•	developments relating to litigation or governmental investigations;

•	changes or proposed changes in health care laws or regulations or enforcement of these laws and regulations, or announcements relating to these matters; or

•	general economic and stock market conditions.

      In addition, the stock market in general, and the Nasdaq National Market in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of health care provider companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, securities class-action litigation has often been brought against companies following periods of volatility in the market price of their respective securities. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert our management team’s attention as well as resources from the operation of our business.

      Sales of substantial amounts of our common stock, or the availability of those shares for future sale, could adversely affect our stock price and limit our ability to raise capital.

      Upon completion of this offering, 14,387,940 (assuming the underwriters do not exercise their over-allotment option) shares of our common stock will be outstanding, of which the 2,000,000 shares to be sold in this offering will be freely tradable. Also up to 192,054 shares of our common stock may be issued under our 1998 employee stock purchase plan following this offering. As of August 27, 2004, 312,655 shares of our common stock were issuable upon the exercise of stock options which were outstanding but not exercisable, 637,042 shares of our common stock were issuable upon the exercise of stock options which were outstanding and exercisable, and 149,500 shares of our common stock were issuable upon the exercise of outstanding warrants. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after this offering or the perception that substantial sales could occur. These sales also may make it more difficult for us to sell common stock in the future to raise capital.

      We do not anticipate paying dividends on our common stock in the foreseeable future, and you should not expect to receive dividends on shares of our common stock.

      We do not pay dividends and intend to retain all future earnings to finance the continued growth and development of our business. In addition, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon our financial condition, capital requirements, earnings, and other factors deemed relevant by our board of directors. Under the terms of our Senior Credit Facility, we are restricted from paying cash dividends and making other cash distributions to our stockholders.

      Our Board of Directors may utilize anti-takeover provisions or issue stock to discourage control contests.

      Our Certificate of Incorporation authorizes us to issue up to 30,000,000 shares of common stock and 5,000,000 shares of undesignated Preferred Stock. Our Board of Directors may cause us to issue additional stock to discourage an attempt to obtain control of the Company. For example, shares of stock could be sold to purchasers who might support the Board of Directors in a control contest or to dilute the voting or other rights of a person seeking to obtain control. In addition, the Board of Directors could cause us to issue Preferred Stock entitling holders to:

•	vote separately on any proposed transaction;

•	convert preferred stock into common stock;

•	demand redemption at a specified price in connection with a change in control; or

•	exercise other rights designed to impede a takeover.

      In addition, the issuance of additional shares may, among other things, dilute the earnings and equity per share of our common stock and the voting rights of common stockholders.

      We have implemented other anti-takeover provisions or provisions that could have an anti-takeover effect, including (1) advance notice requirements for director nominations and stockholder proposals and (2) a stockholder rights plan, also known as a “poison pill.” These provisions, and others that the Board of Directors may adopt hereafter, may discourage offers to acquire us and may permit our Board of Directors to choose not to entertain offers to purchase us, even if such offers include a substantial premium to the market price of our stock. Therefore, our stockholders may be deprived of opportunities to profit from a sale of control.

DISCLOSURES REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions of future events, or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend,” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

      Because the factors referred to above, as well as the risk factors beginning on page 6 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

      We estimate that we will receive net proceeds of approximately $48.7 million (based on the last reported sales price for our common stock on August 27, 2004) from the sale of 2,000,000 shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriter’s over-allotment option is exercised in full, we estimate that we will receive approximately $3.7 million and the selling stockholders will receive approximately $3.7 million. We intend to use the proceeds of this offering for general corporate purposes, including working capital and possible acquisitions.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the Nasdaq National Market under the symbol “AMED.” The following table summarizes the high and low intra-day sales prices for our common stock for the periods indicated through August 27, 2004:

	High	Low

2004:
Third Quarter (through August 27, 2004)	$33.06	$23.07
Second Quarter	$33.57	$23.01
First Quarter	$24.95	$13.47
2003:
Fourth Quarter	$17.00	$9.15
Third Quarter	$9.37	$5.46
Second Quarter	$7.01	$4.48
First Quarter	$6.00	$4.10
2002:
Fourth Quarter	$7.35	$4.35
Third Quarter	$11.96	$6.78
Second Quarter	$10.80	$7.28
First Quarter	$8.50	$6.06

      On August 27, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $25.92 per share. As of August 27, 2004, there were approximately 365 stockholders of record of our common stock.

COMMON STOCK DIVIDENDS

      The holders of our common stock are entitled to dividends in such amounts and at such times, if any, as may be declared by our board of directors out of legally available funds. We do not pay dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

      The following table sets forth our actual cash and cash equivalents and capitalization as of June 30, 2004, and as adjusted to give effect to the issuance of 2,000,000 shares of our common stock being offered hereby and the application of the estimated net proceeds of the offering (based on the last reported sales price for our common stock on August 27, 2004). The capitalization information set forth in the table below is qualified by the more detailed consolidated financial statements and notes thereto incorporated by reference in this prospectus.

	As of June 30, 2004

	Actual	As Adjusted

	(Unaudited)
	(Dollars in thousands)
Cash and cash equivalents	$22,279	$70,968

Debt and capital lease obligations:
Long-term debt, including current portion	$4,796	$4,796
Capital lease obligations, including current portion	942	942

Total debt and capital lease obligations	5,738	5,738

Stockholders’ equity:
Common stock, $0.001 par value per share; 30,000,000 shares authorized, 12,387,940 (actual) and 14,387,940 (as adjusted) shares issued and outstanding	12	14
Additional paid-in capital	58,980	107,667
Treasury stock	(25)	(25)
Retained earnings	5,129	5,129

Total stockholders’ equity	64,096	112,785

Total capitalization	$69,834	$118,523

SELECTED FINANCIAL DATA

      The following table presents our selected financial information, which you should read in conjunction with, and is qualified in its entirety by reference to, our historical consolidated financial statements, the notes to those financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the documents incorporated by reference in this prospectus. The selected financial information set forth below as of and for the years ended December 31, 2001, 2002 and 2003 has been derived from our audited consolidated financial statements. The selected financial information as of and for the six months ended June 30, 2003 and 2004 has been derived from unaudited financial statements, which include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not necessarily indicative of future performance.

				Six months ended
	Years ended December 31,			June 30,

	2001	2002	2003	2003	2004

	(Audited)			(Unaudited)

	(In thousands, except per share amounts)
Selected Historical Statements of Operations
Net service revenue	$110,174	$129,424	$142,473	$63,326	$104,235
Cost of service revenue (excluding amortization and depreciation)	49,046	58,244	58,554	26,009	43,093

Gross margin	61,128	71,180	83,919	37,317	61,142
General/administrative expenses	53,665	64,700	69,581	32,577	46,154

Operating income	7,463	6,480	14,338	4,740	14,988
Other (expense),net	(2,167)	(9,013)	(711)	(451)	(135)
Income tax (expense) benefit	(220)	3,285	(5,220)	(1,626)	(5,671)

Income before discontinued operations	5,076	752	8,407	2,663	9,182
Discontinued operations:
Loss from discontinued operations, net of income tax	(566)	—	—	—	—
Gain on dispositions, net of income tax	876	—	—	—	—

Net income	$5,386	$752	$8,407	$2,663	$9,182

Weighted average common shares used in computing basic net income per share	5,941	8,499	9,808	9,402	12,144
Weighted average common shares used in computing diluted income per share	7,980	9,007	10,074	9,583	12,683
Basic earnings per share
Net income before discontinued operations	$0.85	$0.09	$0.86	$0.28	$0.76
Loss from discontinued operations, net of income tax	(0.10)	—	—	—	—
Gain on dispositions, net of income tax	0.15	—	—	—	—

Net income	$0.90	$0.09	$0.86	$0.28	$0.76

Diluted earnings per share
Net income before discontinued operations	$0.64	$0.08	$0.83	$0.28	$0.72
Loss from discontinued operations, net of income tax	(0.07)	—	—	—	—
Gain on dispositions, net of income tax	0.11	—	—	—	—

Net income	$0.68	$0.08	$0.83	$0.28	$0.72

				Six months ended
	Years ended December 31,			June 30,

	2001	2002	2003	2003	2004

	(Audited)			(Unaudited)

	(In thousands, except per share amounts)
Selected Historical Balance Sheet Data
Cash and cash equivalents	$3,515	$4,861	$29,779	$12,801	$22,279
Patient accounts receivable, net of allowances for doubtful accounts	23,682	14,102	15,185	9,424	19,841
Total current assets	28,263	23,223	49,596	26,954	45,511
Goodwill and other assets, net	22,301	25,768	35,658	25,737	57,383
Total assets	60,854	58,959	92,473	60,069	111,015
Total current liabilities	46,623	31,755	34,018	31,056	40,574
Net working capital (deficit) surplus	(18,360)	(8,532)	15,578	(4,102)	4,937
Total long-term obligations	10,856	10,241	7,056	7,874	6,345
Total stockholders’ equity	3,309	16,963	51,399	21,139	64,096

OUR BUSINESS

      We are one of the nation’s largest providers of home nursing services to Medicare beneficiaries. We deliver a wide range of health-related services in the home to individuals who may be recovering from surgery, have a chronic disability or terminal illness, or need assistance with the essential activities of daily living. The services we provide include skilled nursing and home health aide services; physical, occupational, and speech therapy; and medically oriented social work to eligible individuals who require ongoing care that cannot be provided effectively by family and friends. In addition, we have developed and offer clinically focused nursing programs in high-cost disease categories, such as diabetes, coronary artery disease, congestive heart failure, orthopedics, wound care, geriatric surgical recovery, and behavioral health. As of July 31, 2004, we operated 94 Medicare-certified home health care nursing locations in the Southern and Southeastern United States consisting of 53 main locations and 41 branch locations. We also operate Medicare-certified hospice locations in two markets and may add hospice locations on a selective basis in the future. We believe our services are attractive to payors and physicians because they combine clinical quality with cost-effectiveness and are accessible 24 hours a day, seven days a week. Our objective is to be the leading provider of high-quality, low-cost home nursing services in each market in which we operate.

      Since 2002, we have generated significant increases in revenue and earnings by focusing on internal growth in our existing markets, opening home nursing locations in new markets, and selectively acquiring home nursing operations. For the six months ended June 30, 2004, we reported net service revenue of $104.2 million, net income of $9.2 million, and earnings per diluted share of $0.72 compared to net service revenue of $63.3 million, net income of $2.7 million, and earnings per diluted share of $0.28 for the same period in 2003. For the year ended December 31, 2003, we reported net service revenue of $142.5 million, net income of $8.4 million, and earnings per diluted share of $0.83 compared to net service revenue of $129.4 million, net income of $0.8 million, and earnings per diluted share of $0.08 for 2002.

Our Market and Opportunity

      Segments within the $45.3 billion home health care industry include: (1) home nursing services, (2) infusion therapy, (3) respiratory therapy, and (4) home medical equipment. Home nursing is by far the largest industry segment, accounting for $33.2 billion, or 73.3% of total market spending, according to 2001 figures from CMS. There are approximately 7,000 Medicare-certified home nursing agencies currently in operation. The home nursing industry is comprised of facility-based and hospital-based agencies owned by publicly-traded and privately-held companies, visiting nurse associations, and nurse registries. Of these, 68% are freestanding agencies and approximately half operate as for-profit entities. The bulk of the home nursing industry is made up of thousands of relatively small local or regional providers, most of which are not well capitalized. The industry remains highly fragmented, and we believe it represents an attractive consolidation opportunity. Although a small number of large, for-profit companies exist, none has a dominant market presence.

      Medicare is the largest single home nursing payor, accounting for $11.4 billion or 34.3% of total home health nursing spending, and this amount is expected to increase substantially, growing to $20.7 billion by 2011, according to 2002 statistics from CMS’ Office of the Actuary. Among other factors, we believe that industry growth primarily is being driven by:

•	Patient Preference. When possible, patients prefer the convenience and comfort of receiving treatment in their homes. Studies have shown that patients actually respond to treatment more aggressively if they are comfortable in the environment in which they receive care. Continuing advances in pharmaceutical development and medical technology are enabling a growing number of patients to receive treatment in lower intensity settings and, in many cases, to self-administer medications or to do so under the supervision of a qualified caregiver in their home.

•	Payor Incentives. Continuing economic pressures within the health care industry have led both public and private sector payors to implement strategies that create incentives for providers to deliver care more efficiently and in the most appropriate setting. This dynamic, combined with the substantial cost savings that can be realized through treatment at home, has led to increased utilization of home care over the past ten years.

•	Demographic Changes. The population of older Americans is growing at an increasing rate and life expectancies in the United States are increasing. The U.S. Census Bureau estimates the population aged 65 and older will grow 50.8% from its estimated 2003 level of 35.6 million (12.6% of the total population) to 53.7 million (16.5% of the total population) by 2020. In addition, people over the age of 85 currently comprise the fastest growing subset of the population. The U.S. Census Bureau projects an increase in the over-85 population from an estimated 4.7 million in 2003 to 5.9 million in 2011. Over the same period, the over-85 population is expected to increase as a percentage of the over-65 population from 13.2% to 14.6%. The growth in the elderly population and continued aging of these individuals is expected to continue to drive demand for home health services.

•	Increases in Chronic Disease Prevalence. Prolonged life expectancy often results in a higher incidence of chronic conditions and disease. For example, the invention of modern-day antibiotics markedly reduced death due to infectious causes, which in turn has led to an increase in the prevalence of chronic, non-infectious conditions such as coronary artery disease and diabetes. Other examples include success with preventive measures such as the treatment of vascular disease and ability to intervene effectively during acute events such as myocardial infarctions. These interventions have decreased the incidence of death resulting from acute episodes, which has led to the emergence of chronic conditions associated with long-term disease.

      Use of home nursing services is increasing due to the rising demand for skilled nursing and related services by an aging population combined with patient and payor preferences for treatment in the home setting when possible. Home nursing spending grew rapidly in the early and mid-1990s, from $3.3 billion in 1990 to $18.8 billion in 1997. BBA was the first of a series of legislative and administrative actions designed to rationalize the growth of home health benefit spending by transitioning from a cost-based reimbursement system to PPS. Under home health PPS, which was fully implemented in October 2000, home health agencies are paid a fixed amount for providing an episode of care to a beneficiary. Payments to providers are adjusted to account for differences in individual care plans and for geographic differences in home health agency costs. Episodes of care begin with a patient’s admission and end up to 60 days later, after which most patients complete their course of care and are discharged in one payment episode. If a patient’s care is not completed within 60 days, Medicare allows another episode to begin without a break in care upon recertification by the referring physician. For a fixed episode of care payment, the home health agency provides therapy, skilled nursing, medically oriented social service, and home health aide visits to patients in their homes. Home health providers face the risk of loss if their costs exceed these payments, while providers that furnish care for less than the fixed payment rate retain the difference. To earn profits or avoid losses, agencies can control the number of visits, per-visit costs, or both. This new system encourages efficient delivery of care.

Our Competitive Strengths

      We believe the following competitive strengths contribute to our strong market share in each of our markets and will enable us to grow our business successfully and increase our profitability:

•	Primary Focus on Medicare Home Nursing. Our primary focus is on providing home nursing services to Medicare beneficiaries, and we derive approximately 92% of our revenues from Medicare. We recruit and retain caregivers who are attentive to, and familiar with, the specialized needs of the elderly population. We have deployed specialized nursing programs that focus on the high-cost diseases and conditions prevalent in the 65 and older demographic segment. We believe these efforts position us as a potential partner for CMS should we be chosen to participate in programs like the Chronic Care Improvement program, a recent CMS initiative focused on introducing disease management services and protocols to Medicare-eligible individuals. Finally, there are other benefits to our Medicare focus. For example, our billing and collections are somewhat simplified compared with other health care industry providers because of our emphasis on Medicare and the PPS reimbursement process.

•	Proven Operating Model. Our home nursing model balances the benefits of promoting local agency responsibility and accountability for quality of care and operating results with the efficiencies gained from centralizing key administrative functions. Our home health agencies carry locally recognized branding and tailor their respective marketing efforts to address the specific needs of the communities, referral sources, and Medicare beneficiaries they serve. Agency management teams work to establish strong relationships in their communities and with referral sources. To support our local management teams, we have centralized accounting, regulatory, marketing, payroll, intake, billing, collections, risk management, and quality assurance. We have implemented standardized clinical programs across our system and believe this initiative has improved care quality through the implementation of best practices and helps us actively manage risk by ensuring clinical compliance across all of our home health agencies. In addition, our operations typically have access to more resources and financial management expertise than locally-owned competitors.

•	Focused Clinical, Operational, and Financial Management. We have invested in information technology and real-time management and monitoring capabilities that allow us to standardize the care delivered across our system and monitor the status of the patients we treat. Under PPS, the majority of our revenue is pre-determined at admission based on an initial patient assessment and adjusted for patient resource needs, their functional severity and therapy requirements, and the local wage index. Monitoring and controlling the time and costs associated with the care we provide is essential to maintaining our operating margins and profitability. We have generated significant recent admissions growth and have been able to manage that growth due in large part to our real-time monitoring capability. We believe that most competing providers lack the resources to implement similar systems. In addition, we believe that our focus helps us develop important relationships and extensive referral networks within our markets and to attract and retain qualified health care professionals.

•	Demonstrated Ability to Identify and Integrate Acquisitions. We have a demonstrated track record of identifying, evaluating, acquiring, and integrating companies in the home nursing market. We have integrated successfully the home health agencies we acquired in 2001, 2002 and 2003 and are in the process of integrating recent acquisitions, including the ten home health agencies and two hospices we acquired from Tenet. We attribute part of our success in integrating these agencies to our rigorous due diligence review prior to completing the acquisitions. We employ a disciplined strategy based on defined acquisition criteria including high service quality, a strong referral base, a compatible payor mix, and opportunities for cost savings and significant internal growth. We also develop a comprehensive post-acquisition strategic plan to facilitate the integration of acquired agencies that includes improving agency operations; recruiting qualified nurses and account executives; expanding relationships with local physicians and discharge planners; expanding the breadth and quality of services offered by the agencies; and transitioning acquired operations onto our information technology platform.

•	Significant Cash Flow from Operations and Relatively Low Capital Expenditures. We generate significant cash flow from operations due to the profitable operation of our business, our relatively low capital expenditure requirements, and the active management of our working capital. Our capital expenditure requirements are low because our services do not require the purchase and replacement of expensive medical equipment. Historically, our capital expenditures have amounted to less than 2.0% of our revenue.

•	Patient-Oriented Company Culture. We believe that we have developed a strong patient-oriented culture that emphasizes quality of care. We communicate frequently with our employees and provide education opportunities along with competitive benefits. We reinforce our culture through an orientation program for new employees and by an ongoing emphasis on the importance of high-quality patient care and the need to remain productive while keeping our costs low. We communicate actively with our employees to keep them informed about corporate events and to solicit feedback regarding ways to improve our services and their working environment. We also provide extensive sales and compliance training for our employees as part of their ongoing education.

Our Strategy

      Our objective is to be the leading provider of high-quality, low-cost home nursing services in each market in which we operate. To achieve this objective, we intend to:

•	Focus on Medicare-eligible patients. Medicare beneficiaries represent a growing and profitable market for home nursing service providers. Implementation of PPS in the home health care industry has created a relatively stable reimbursement environment that favors companies such as ours that focus on providing high-quality, low-cost home nursing services.

•	Emphasize internal growth. We emphasize the internal growth of Medicare patient admissions, which increased approximately 28% for the six months ended June 30, 2004 and 8% for the calendar year ended 2003. We drive internal growth by: (1) maintaining our emphasis on high-quality home nursing care; (2) expanding and enhancing referral relationships in our local and regional markets; (3) continuing to educate referral sources regarding our specialized nursing programs that focus on high-cost diseases; (4) developing strategic partnerships with large hospital systems to increase admission volume; (5) expanding our service coverage areas by developing new locations; and (6) expanding the size and improving the quality of our team of sales executives.

•	Grow through strategic acquisitions. We believe our focus on Medicare beneficiaries provides us with a strategic advantage when assessing potential acquisitions. The home nursing market is highly fragmented with approximately 7,000 Medicare-certified home nursing agencies across the country. The majority of these home nursing agencies are owned either by hospitals or independent operators. We employ a disciplined strategy based on defined acquisition criteria including high-quality service, a strong referral base, and compatible payor mix. We have completed six acquisitions with twenty-one locations over the past twelve months, and we plan to evaluate and pursue additional hospital-based and multi-site home health agency acquisitions in our target markets. Attractive acquisitions offer prospects for cost efficiencies within our existing markets, opportunities to expand service coverage into contiguous geographic markets, and the ability to achieve economies of scale associated with large, concentrated patient volumes.

•	Leverage our cost-efficient operating structure. We believe the size and scale of our infrastructure and operating systems offer the opportunity to achieve operating leverage on two levels. At the agency level, we have developed a cost-efficient operating structure for our home nursing locations that focuses on nurse productivity, per episode utilization, and clinical outcomes, among other measures. To manage our diverse network of locations, we use a proprietary information system that reduces administrative and operating costs through the integration of clinical, financial, and operating functions. We manage all patient care and utilization on a real-time basis from both a clinical and financial perspective through a system of exception reporting. We believe our operating structure and information systems have facilitated our ability to generate and manage strong internal growth in admissions. At the corporate level, our geographic focus and investment in infrastructure and information systems enable us to leverage our regional and senior management resources and add new nursing locations without proportionate increases in corporate expense.

•	Continue to develop and deploy specialized nursing programs for chronic diseases and conditions. We have developed specialty nursing services and programs that focus on high-cost diseases and have successfully launched programs for diabetes, coronary artery disease, congestive heart failure, orthopedics, wound care, geriatric surgical recovery, and behavioral health. Our specialty nursing programs represent an attractive growth opportunity because they combine clinical quality and 24-hour access, which is appealing to patients and physicians, with cost-effective delivery of high-quality care to patients who have high-cost or chronic conditions.

Our Home Health Agencies

      As of July 31, 2004, we operated 94 Medicare-certified home health care nursing locations in the Southern and Southeastern United States consisting of 53 main locations and 41 branch locations. A director and team of administrative professionals lead each agency and have primary responsibility for the day-to-day operations. Our agencies are staffed with experienced clinical home health professionals who provide a wide range of patient care services. Our operations are organized into twelve regions, each of which provides clinical, operational, and sales support. To support our local agencies, we have centralized accounting, regulatory, marketing, payroll, intake, billing, collections, risk management, and quality assurance. All of our agencies are accredited or in the process of seeking accreditation by the Joint Commission on Accreditation of Health Care Organizations (“JCAHO”), with the exception of five agencies, which are accredited by the Community Health Accreditation Program.

      We deliver a wide range of health-related services in the home to eligible individuals who require ongoing skilled nursing and associated care that cannot be provided effectively by family and friends. Our patients are typically recovering, disabled, or chronically or terminally ill persons in need of medical, nursing, social, or therapeutic treatment and assistance with the essential activities of daily living.

      We provide a wide variety of home health care services including:

•	registered nursing services such as infusion therapy, skilled monitoring, assessments, and patient education, many of whom have advanced certifications;

•	licensed practical (vocational) nursing services, including performance of technical procedures, administration of medications, and changing of surgical and medical dressings;

•	physical and occupational therapy to strengthen muscles, restore range of motion and help patients perform the activities of daily living;

•	speech pathology/ therapy to restore communication and oral skills;

•	social work to help families address the problems associated with acute and chronic illnesses;

•	home health aid services to perform personal care such as bathing or assistance in walking; and

•	private duty services such as continuous hourly nursing care and sitter services.

Sales and Marketing

      Our sales and marketing efforts are directed primarily at physicians and hospital discharge planners, who are responsible for referring patients to home care agencies. Marketing activities are coordinated locally by the individual agency and are supplemented by regional sales management and dedicated corporate personnel. These activities generally emphasize the benefits offered by our home care agencies as compared to other providers in the market, such as our focus on addressing the unique needs of Medicare beneficiaries; our specialized nursing programs and focus in specific disease and chronic conditions such as diabetes, coronary artery disease and congestive heart failure, orthopedics, and wound care; our ability to schedule and coordinate patient assessment and admission, when appropriate, with little to no inconvenience to the patient; and our size and scale. Although the agency director is the primary point of contact, physicians who utilize our home health agencies are important sources of recommendations to other physicians regarding the benefits of using our services. Each agency director develops a target list of physicians and discharge planners, and we continually review these marketing lists and the agency director’s progress in contacting and successfully attracting additional local referral sources.

Technology

      The development and enhancement of our information technology systems has been, and continues to be a key component of our strategy. We have invested significant time and resources enhancing the capabilities of our technology platform in recent years to gain a strategic advantage over our competitors. We have standardized and are automating most of the critical components of the operational, clinical, financial, and compliance-related processes at our locations. We implemented a wide area network in 2001 in order to connect all of our agencies to a central corporate system. This infrastructure allows us to introduce standardized programs to all of our locations in a highly-efficient manner and to centrally monitor and manage critical clinical and financial aspects of patient care and utilization on a real-time basis.

      We have developed and utilize a proprietary windows-based clinical software system to collect assessment data, schedule and log patient visits, generate medical orders, and monitor treatments and outcomes in accordance with established medical standards. The systems integrate billing and collections functionality, as well as accounting, human resource, payroll, and employee benefits programs provided by third parties. Because our home care software has been developed internally, we believe our programmers can add programming enhancements and functionality and integrate software programs from outside vendors more quickly and less expensively than would be the case were our system purchased or leased from a third party. We exchange data electronically with many third party organizations, and all of our information processes use best practices for security and are in compliance with HIPAA guidelines.

      We use document recognition software developed by Healthcare Quality Systems (“HQS”) that enables our agencies to scan assessment forms into our clinical system, which reduces the amount of time spent on data entry, standardizes the data collection process, and significantly reduces the occurrence of data entry errors. Each assessment from our agencies is sent electronically to HQS, which uses proprietary software to review and verify the quality of the assessments via a system of smart edits to flag inconsistencies and errors in order to enable our nurses to make necessary corrections. Assessments are then provided to us electronically by HQS and automatically uploaded to our clinical and operational system. Once the data is integrated into our clinical system, it is used in all of our processing functions. Finally, we are in the process of consolidating our various agency databases into an enterprise-wide system that will improve the accuracy, reliability, and efficiency of processing and management reporting. This project is in the parallel testing phase. Following the successful completion of this phase, we will begin an enterprise-wide roll-out.

      We believe that building and enhancing our information systems provides us with a competitive advantage that will allow us to grow our business in a more cost efficient manner.

Compliance and Quality Improvement

      We are a health care services business, and the quality and reputation of our personnel and operations are critical to our success. We develop, implement, and maintain comprehensive compliance and quality improvement programs as a component of the centralized corporate services provided to our 94 home care locations. Our compliance program includes a code of ethical conduct for our employees and affiliates and a process for reporting regulatory or ethical concerns to our Chief Compliance Officer, including a toll-free telephone hotline. We have a Compliance Committee, which is chaired by the Chief Compliance Officer and is comprised of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, the Senior Vice President of Clinical Operations, and the Senior Vice President of Human Resources. This Corporate Compliance Committee reviews and recommends appropriate courses of action for the handling of compliance issues.

      The effectiveness of our compliance program is directly related to the legal and ethical training that we provide to our employees. Compliance education for new hires is initiated immediately upon employment with corporate video training and reinforced through regional corporate orientation within one month of an employee’s hire date, when the Chief Compliance Officer conducts a comprehensive compliance training seminar. All newly hired sales employees receive additional training from the Chief Compliance Officer in conjunction with business development orientation. In addition, all of our employees are required to receive continuing compliance education and training each year.

      We conduct periodic compliance surveys of all of our agencies, which include audits of patient charts and documentation to ensure compliance with Medicare regulations. Audit findings and corresponding action plans are routed to both the Chief Compliance Officer and the Senior Vice President of Operations.

An internal auditor provides a second compliance review function to ensure the legality and propriety of our activities and to report any finding of fraud or abuse that is uncovered in the course of the audits. Our quality improvement reinforces our compliance program by improving the quality of field staff education, performing competency assessments, conducting separate agency quality audits, and visiting patients to ensure compliance guidelines are met.

      Our proprietary disease management programs and clinical tracks ensure that consistent quality of care is delivered across the organization. These programs are a critical component of improving patient outcomes. We utilize the federal government’s Outcome Based Quality Improvement Scores and the Home Health Outcome Compare Scores to measure the quality of our services and to monitor the effectiveness of our quality improvement initiatives. We also use outside consultants to provide independent data and analysis to support our quality improvement initiatives. One such consulting firm benchmarks clinical activities and outcomes for all of our agencies against state, regional, and national averages and provides individual agency rankings across a host of categories that enable us to identify trends in the delivery of care to our patients. Another independent firm provides computer software systems that analyze Company billings to ensure that assessment forms are completed properly and that internally mandated assessment methodologies and coding procedures are followed. This software system identifies any assessment or billing trends that are exceptions to corporate guidelines.

      We believe our compliance and quality improvement programs ensure that our employees are well trained so that they can deliver consistent high quality service to our patients. We incorporate compliance staffing and oversight into our growth plans and believe our consistent focus on compliance and quality improvement provides us with a competitive advantage in the market.

Reimbursement

          Patient Eligibility

      Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to social security benefits who are 65 or older or who are disabled. The Medicare home health benefit is available to patients who need care following discharge from a hospital, as well as patients who suffer from chronic conditions that require ongoing but intermittent care. The services received need not be rehabilitative or of a finite duration, however, patients who require full-time skilled nursing for an extended period of time generally do not qualify for Medicare home health benefits. As a condition of participation under Medicare, beneficiaries must: (1) be homebound in that they are unable to leave their home without considerable effort; (2) require intermittent skilled nursing, physical therapy, or speech therapy services that are covered by Medicare; and (3) receive treatment under a plan of care that is established and periodically reviewed by a physician. Qualifying patients also may receive reimbursement for occupational therapy, medical social services, and home health aide services if these additional services are part of a plan of care prescribed by a physician. There is no limit to the number of episodes a beneficiary may receive as long as they remain eligible.

          Provider Eligibility

      To participate in the Medicare program and receive a Medicare payment, our agencies must comply with regulations promulgated by the Department of Health and Human Services. Among other things, these regulations, known as “conditions of participation,” relate to personnel qualifications, patient rights, standards of medical care, financial reporting, and compliance with state and local laws and regulations. The requirements for certification under Medicare are subject to change, and failure to comply with these requirements could lead to termination of our participation in the Medicare program.

          Provider Reimbursement

      Revenue from our home nursing services are paid by Medicare, Medicaid, private insurance carriers, managed care organizations, individuals, and other health insurance programs. Medicare is a federally funded program available to persons with certain disabilities and persons 65 years of age or older.

Medicaid, a program jointly funded by federal, state, and local governmental health care programs, is designed to pay for certain health care and medical services provided to low income individuals without regard to age. We have several contracts for negotiated fees with insurers and managed care organizations. We submit all home health Medicare claims to a single fiscal intermediary for the federal government.

      During the 1990s, reimbursement for home nursing services was one of the fastest growing expenditures in Medicare. According to the Medicare Payment Advisory Commission (“MedPAC”), from 1990 to 1997, the number of home health visits reimbursed under the Medicare system nearly doubled, and Medicare home health spending grew at an average annual rate of 25.0%, peaking at approximately $18.0 billion in 1997. The escalating costs and the rapidly growing use of home health services provided a catalyst for legislative action. BBA significantly reduced Medicare reimbursement to home health agencies by eliminating the industry’s cost-based reimbursement methodology and mandating the establishment of PPS, which commenced in October 2000.

      Under PPS, we receive a standard prospective Medicare payment for delivering care over a base 60-day period, or episode of care. Most patients complete treatment within one payment episode, though multiple continuous episodes are allowed. The base payment, which is established through federal legislation, is a flat rate that is adjusted upward or downward to account for differences in the expected resource needs of individual patients as indicated by clinical severity, functional severity, and service utilization. The adjustment is derived from each patient’s categorization into one of 80 payment groups, known as home health resource groups, and the costliness of care for patients in each group relative to the average patient. Our payment is also adjusted for differences in local prices using the hospital wage index.

      We bill and are reimbursed for services in two stages: an initial claim when the episode commences and a final claim when it is completed. We receive 60% of the estimated payment for a patient’s initial episode up-front (after the initial assessment is completed and upon initial billing) and the remaining 40% upon completion of the episode and all final treatment orders are signed by the physician. In the event of subsequent episodes, reimbursement timing is 50% up-front and 50% upon completion of the episode. Final payments may reflect one of five retroactive adjustments to ensure the adequacy and effectiveness of the total reimbursement: (1) an outlier payment if the patient’s care was unusually costly; (2) a low utilization adjustment if the number of visits was fewer than five; (3) a partial payment if the patient transferred to another provider before completing the episode; (4) a change-in-condition adjustment if the patient’s medical status changes significantly, resulting in the need for more or less care; or (5) a payment adjustment based upon the level of therapy services required in the population base. We submit all Medicare claims through a single fiscal intermediary for the federal government.

      The current base payment for Medicare home nursing is $2,213. Since implementation of PPS in October 2000, the base episode payment has varied due to both the impact of annual market basket based increases and Medicare-related legislation. In December 2000, Congress passed the Benefits Improvement and Protection Act, which delayed a BBA-mandated 15.0% reduction until October 1, 2002, restored an annual market basket increase to the base payment, and included a 10.0% add-on payment for services provided in a rural area. Since that time, MedPAC has focused its recommendations on the market basket update and the rural add-on as a primary means for controlling Medicare expenditures for home health services. In December 2003, MMA mandated a reduction in the annual payment increase, resetting the annual payment increase equal to the market basket less 0.8% effective April 1, 2004 through December 31, 2006. MMA also reinstated a rural add-on of 5.0% effective April 1, 2004 through March 31, 2005. In its most recent recommendation to Congress, MedPAC advised the elimination of the annual rate increase based on factors that it believes indicate improving access to home health care, favorable economics for providers, and improving quality of care. The applicability of a change is dependent upon the completion date of the episode, and therefore changes in reimbursement will impact our financial results up to 60 days in advance of the effective rate.

Government Regulation

      Our home nursing business is highly regulated by federal, state and local authorities. Regulations and policies frequently change, and we monitor changes through trade and governmental publications and associations. We also meet regularly with a group of financial, legal, and regulatory consultants to discuss emerging issues that may affect our business. Our home health care subsidiaries are certified by CMS and are therefore eligible to receive reimbursement for services through the Medicare system.

      Our agencies are subject to federal, state and local laws dealing with issues such as occupational safety, employment, medical leave, insurance, civil rights, discrimination, building codes, and other environmental issues. Federal, state and local governments are expanding the regulatory requirements on businesses. The imposition of these regulatory requirements may have the effect of increasing our operating costs and reducing the profitability of our operations.

      We cannot predict what additional government regulations affecting our business, if any, may be enacted in the future or how existing or future laws and regulations might be interpreted. If we, or any of our agencies, fail to comply with applicable laws, it might have a material adverse effect on our business.

      Certificates of Need (“CON”) and Permits of Approval (“POA”)

      Home health care agencies have licenses granted by the health authorities of their respective states. Additionally, some state health authorities require a certificate of need or permit of approval. Tennessee, Georgia, Mississippi, Alabama, North Carolina, and South Carolina require a CON to establish and operate a home health care agency, while Arkansas requires a POA. Louisiana, Oklahoma, Virginia, Texas, and Florida currently do not have such requirements. In every state where required each location license and/or CON or POA issued by the state health authority determines the service areas for the home health care agency. Currently, JCAHO accreditation of home health care agencies is voluntary.

      States with CON and POA laws place limits on the (1) construction and acquisition of health care facilities and operations and (2) the expansion of existing facilities and services. In these states, approvals are required for capital expenditures exceeding amounts that involve certain facilities or services, including home care agencies.

      State CON and POA laws generally provide that, prior to the addition of new capacity, the construction of new facilities or the introduction of new services, a designated state health planning agency must determine that a need exists for those beds, facilities or services. The process is intended to promote comprehensive health care planning, assist in providing high quality health care at the lowest possible cost and avoid unnecessary duplication by ensuring that only those health care facilities and operations that are needed will be built and opened.

      Typically, the provider of services submits an application to the appropriate state agency with information concerning the area and population to be served, the anticipated demand for the facility or service to be provided, the amount of capital expenditure, the estimated annual operating costs, the relationship of the proposed facility or service to the overall state health plan and the cost per patient day for the type of care contemplated. The issuance of a certificate of need is based upon a finding of need by the state agency in accordance with criteria set forth in certificate of need laws and state and regional health facilities plans. If the proposed facility or service is found to be necessary and the applicant to be the appropriate provider, the state agency will issue a certificate of need containing a maximum amount of expenditure and a specific time period for the holder of the certificate of need to implement the approved project. The specific CON or POA application process varies from state to state, and in many jurisdictions the process is competitive, which frequently requires administrative appeals and litigation to reach an ultimate resolution. Where we seek to expand through the CON or POA process, we may incur substantial fees related to the preparation, presentation, and legal defense of our applications.

      Medicare Participation

      Approximately 91% of our revenue during 2003 was received from Medicare and we expect to continue to receive the majority of our revenues from serving Medicare beneficiaries. Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to social security benefits who are 65 or older or who are disabled. To participate in the Medicare program and receive Medicare payment, our agencies must comply with regulations promulgated by the Department of Health and Human Services. Among other things, these regulations, known as “conditions of participation,” relate to the type of facility, its personnel and its standards of medical care, as well as compliance with state and local laws and regulations. Although we intend to continue to participate in these reimbursement programs, we cannot assure you that our agencies will continue to qualify for participation.

      Federal and State Anti-Kickback Laws

      As a provider under the Medicare and Medicaid systems, we are subject to the various anti-fraud and abuse laws, including the federal health care programs’ anti-kickback statute and, where applicable, their state law counterparts. These laws prohibit any offer, payment, solicitation, or receipt of any form of remuneration to induce the referral of business reimbursable under a federal health care program or in return for the purchase, lease, order, arranging for, or recommendation of items or services covered by any federal health care programs or any health care plans or programs that are funded by the United States government (other than certain federal employee health insurance benefits) and certain state health care programs that receive federal funds under various programs, such as Medicaid. A related law forbids the offer or transfer of any item or service for less than fair market value, or certain waivers of co-payment obligations, to a beneficiary of Medicare or a state health care program that is likely to influence the beneficiary’s selection of health care providers. Violations of the anti-fraud and abuse laws can result in the imposition of substantial civil and criminal penalties and, potentially, exclusion from furnishing services under any federal health care programs. In addition, the states in which we operate generally have laws that prohibit certain direct or indirect payments or fee-splitting arrangements between health care providers where they are designed to obtain the referral of patients to a particular provider.

      Stark Laws

      Congress adopted legislation in 1989, known as the “Stark Law,” that generally prohibits a physician from ordering clinical laboratory services for a Medicare beneficiary where the entity providing that service has a financial relationship (including direct or indirect ownership or compensation relationships) with the physician (or a member of his/her immediate family), and prohibits such entity from billing for or receiving reimbursement for such services, unless a specified exception is available. Additional legislation, known as “Stark II,” became effective January 1, 1993. That legislation extends the Stark law prohibitions to services under state Medicaid programs, and beyond clinical laboratory services to all “designated health services,” including, but not limited to, home health services, durable medical equipment and supplies, and parenteral and enteral nutrients, equipment, and supplies. Violations of the Stark Law may also trigger civil monetary penalties and program exclusion. Pursuant to Stark II, physicians who are compensated by us will be prohibited from seeking reimbursement for designated health services rendered to such patients unless an exception applies. One such exception we use is a safe harbor that allows us to contract with certain physicians at fair market value to provide consulting work to our agencies. Several of the states in which we conduct business have also enacted statutes similar in scope and purpose to the federal fraud and abuse laws and the Stark laws.

      Various federal and state laws impose criminal and civil penalties for submitting false claims for Medicare, Medicaid or other health care reimbursements. We believe that we bill for our services under such programs accurately, although, the rules governing coverage of, and reimbursement for, our services are complex. There can be no assurance that these rules will be interpreted in a manner consistent with our billing practices.

      HIPAA

      HIPAA was enacted August 21, 1996 to assure health insurance portability, reduce health care fraud and abuse, guarantee security and privacy of health information and enforce standards for health information. Organizations were required to be in compliance with certain HIPAA provisions relating to security and privacy beginning April 14, 2003. Organizations are subject to significant fines and penalties if found not to be compliant with the provisions outlined in the regulations. Regulations issued pursuant to HIPAA impose ongoing obligations relative to training, monitoring and enforcement, and management has implemented processes and procedures to ensure continued compliance with these regulations.

      Pursuant to the provisions of HIPAA, covered health care providers are required to be compliant with the regulation’s electronic Health Care Transactions and Code Sets Requirements. In conformity with these federal regulations, we are now capable of transmitting in the new standard format.

Insurance

      We maintain liability insurance in amounts that we believe are appropriate for our operations, including professional and general liability insurance, business interruption insurance, property damage insurance, and an additional umbrella liability insurance policy. Coverage under certain of these policies is contingent upon the policy being in effect when a claim is made regardless of when the events that caused the claim occurred. The cost and availability of such coverage has varied widely in recent years. While we believe that our insurance policies are adequate in amount and coverage for our anticipated operation, we cannot assure you that the insurance coverage is sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost.

      From December 31, 1998 to November 9, 2000, we were covered by Reliance Insurance Company of Illinois (“Reliance”) for risks associated with professional and general liability. We became aware of the deteriorating stability and rating of Reliance during the latter part of 2000 and thus, secured coverage with another insurer on November 9, 2000 for occurrences after that date. Reliance is currently in liquidation and may not be in a position to pay or defend claims we incurred during the period stated above. We have two open claims relating to this period, which we are now defending, and we do not believe that the ultimate resolution of these claims will be materially different from reserves we established for those claims. We are unaware of, and do not expect, any material claims that may be made based on occurrences during the period, but there is no assurance that additional claims will not be brought against us relating to incidents which occurred during the time period stated above or that any such claims will not be material.

Legal Proceedings

      We are involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which may not be covered by our insurance. These actions, when finally concluded and determined, will not, in our opinion, have a material adverse effect on our financial position, results of operations, or cash flows.

      Alliance Home Health, Inc.

      Alliance, one of our wholly-owned subsidiaries, was acquired in 1998 and ceased operations in 1999. Alliance filed for Chapter 7 federal bankruptcy protection with the United States Bankruptcy Court in the Northern District of Oklahoma on September 29, 2000. A trustee was appointed for Alliance in 2001. Until the contingencies associated with the liabilities are resolved, our consolidated financial statements continue to consolidate Alliance, which has net liabilities of $4.2 million.

      Class Action Suits

      On August 23 and October 4, 2001, two class action lawsuits were filed against us and three of our executive officers on behalf of all purchasers of our common stock between November 15, 2000 and June 13, 2001. These suits, which were filed in the United States District Court for the Middle District of Louisiana, have been consolidated and seek damages based on the decline in our stock price following an announced restatement of earnings for the fourth quarter of 2000 and first quarter of 2001. The suits allege that we knew or were reckless in not knowing the facts giving rise to the restatement. No trial date has been set and pre-trial discovery is ongoing. We are vigorously defending these lawsuits, which have been certified as class actions, although we are appealing such determination.

      We believe our existing insurance is sufficient to cover any amounts that may be awarded, and we have not recorded any liabilities in excess of such coverage in our financial statements. Though we believe that the ultimate outcome of these lawsuits will not exceed our insurance coverage, the maximum amount that could potentially be claimed in these suits substantially exceeds the amount of our coverage; under certain circumstances, a finding of liability could have a material adverse effect on our business.

          Corporate Integrity Agreement

      In 1999 we uncovered certain improprieties stemming from the unauthorized conduct of an agency director in a previously-acquired agency in Monroe, Louisiana. We disclosed these improprieties to the OIG. Following an extensive series of audits, we and the OIG reached a settlement in August 2003. As part of this settlement, we agreed to repay approximately $1.2 million to the government in three annual payments, the last of which we will make in 2005. We also executed a three-year CIA which requires that we:

•	maintain our current compliance program;

•	specify additional training requirements;

•	conduct annual, independent audits of the agency; and

•	make timely disclosure of and repay overpayments resulting from any potential fraud or abuse of which we become aware.

      There are stipulated penalties for violations of the CIA. Egregious violations of the CIA could result in our exclusion from further participation in government-funded health programs. We have designated a Chief Compliance Officer to ensure ongoing compliance with the terms and conditions of the CIA as well as compliance with all other applicable laws, rules, and regulations. Any acquired businesses will be subject to the provisions of the CIA.

      We believe that we are in compliance with all state and federal fraud and abuse provisions and all other applicable government laws and regulations. Our compliance with these laws and regulations may be subject to future government review and interpretation and possible regulatory actions currently unknown or unasserted. If we are found to be in violation of any of these provisions, it could have a material adverse effect on our business.

      We operate our agencies under licenses issued and regulated by the respective states in which they are located. Each agency is subject to periodic surveys and complaint-based surveys. If a survey identifies violations of state standards, the agency typically is afforded a grace period in which to comply or otherwise lose its license to operate. We use a Clinical Operations Department, staffed by regional personnel, to prepare each agency for these surveys and respond when those surveys identify potential problems or when plans-of-correction are required to bring the agency back into compliance. If we are found to be in violation of any of these state standards, it could have a material adverse effect on our business.

          NPF VI

      In November 2002, we elected to terminate our asset financing facility with NPF VI, Inc. (“NPF VI”) and advised our payors that payments should be directed to our bank accounts rather than bank accounts controlled by NPF VI under collateral arrangements for the facility. NPF VI has filed for Chapter 11 bankruptcy protection. We are taking legal and other action to recover Company funds from JP Morgan, as trustee for NPF VI, that have not been released to us. During the fourth quarter of 2002, we recorded a reserve for the full amount of approximately $7.1 million related to our funds held by JP Morgan. During the quarter ended June 30, 2004, we received an unfavorable verdict in our suit against JP Morgan. We are appealing this decision to the U.S. Circuit Court of Appeals. No assessment of the likelihood of an outcome favorable to us can be made at this time.

Competition

      We compete with local, regional, and national home nursing providers for referrals based primarily on scope and quality of services, geographic coverage, outcomes data, and, in selected instances, pricing. The impact of this competition is best determined on a market-by-market basis. We believe our generally favorable competitive position is attributable to our reputation for consistent, high-quality care, comprehensive range of services, state-of-the-art information management systems, and widespread service network.

Employees

      At June 30, 2004, we had 3,260 employees, of which 2,016 were full-time employees. None of our employees are represented by a collective bargaining agreement. We believe that we have a good relationship with our employees.

Properties

      Our corporate headquarters are located in Baton Rouge, Louisiana in a total of 36,869 square feet of leased office space, under four separate lease agreements, each of which expires December 31, 2006. Typically, our home health agencies are located in leased facilities. Generally, the leases have initial terms of three years, but range from one to six years. Most of the leases contain options to extend the lease period for up to five additional years.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information about the beneficial ownership of our common stock on August 27, 2004, and as adjusted, which assumes the sale of a total of 150,000 shares of common stock by certain selling stockholders and 150,000 shares of common stock by us in this offering pursuant to the exercise of the underwriters’ over-allotment option. The underwriters will draw upon such shares from us and the selling stockholders on a pro rata basis.

      We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 12,387,940 shares of common stock outstanding on August 27, 2004, and 14,687,940, assuming the underwriters exercise their over-allotment option in full shares of common stock outstanding upon completion of this offering.

      In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding any shares of common stock subject to options held by that person that currently are exercisable or exercisable within 60 days after August 27, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

      Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o Amedisys, Inc., 11100 Mead Road, Suite 300, Baton Rouge, Louisiana 70816.

	Before Offering			After Offering

	Number of			Number of
	Shares of	Percentage of	Number of	Shares of	Percentage of
	Common	Common	Shares of	Common	Common
	Stock	Stock	Common	Stock	Stock
	Beneficially	Beneficially	Stock	Beneficially	Beneficially
Name and Address of Beneficial Owner:	Owned(1)	Owned	Offered	Owned(1)	Owned

Terra Listed, Ltd.(2)	947,080	7.7%	—	947,080	6.5%
William F. Borne, Chief Executive Officer and Chairman of the Board(3)	537,687	2.7	88,450	449,237	2.2
Larry R. Graham, President and Chief Operating Officer(4)	100,833	*	10,000	90,833	*
Gregory H. Browne, Chief Financial Officer	36,726	*	10,000	26,726	*
Jeffrey Jeter, Senior Vice President of Compliance and Corporate Counsel	8,425	*	—	8,425	*
John H. Linden, Chief Information Officer	5,667	*	—	5,667	*
Peter F. Ricchiuti, Director	51,060	*	13,000	38,060	*
Jake L. Netterville, Director	60,805	*	10,000	50,805	*
Ronald A. LaBorde, Director	55,805	*	8,550	47,255	*
David R. Pitts, Director	53,805	*	10,000	43,805	*
Donald A. Washburn, Director	3,000	*	—	3,000	*
All officers and directors as a group (10 persons)	913,813	3.4	150,000	763,813	2.9

(*)	Less than one percent.

(1)	The amounts in this column include shares of common stock with respect to which certain persons had the right to acquire beneficial ownership within 60 days after August 18, 2004, pursuant to the exercise of options: William F. Borne: 208,400 shares; Larry R. Graham: 36,306 shares; Gregory H. Browne: 34,666 shares; Jeffrey Jeter: 5,333 shares; John H. Linden: 667 shares; Peter F. Ricchiuti:

44,455 shares; Jake L. Netterville: 53,805 shares; Ronald A. LaBorde: 53,805 shares; David R. Pitts: 53,805 shares; and executive officers and directors as a group: 491,242 shares.

(2)	The address for Terra Listed, Ltd., is 2/3 Rue du Pre, St. Peter Port, Guernsey, Channel Islands GY1 3NS.

(3)	Includes 20,000 shares of common stock owned by his wife, 25,000 shares of common stock owned by a trust on behalf of Mr. Borne’s children, and 25,100 shares of common stock owned by his father.

(4)	Includes 4,156 shares owned jointly with his wife, and 7,698 shares of common stock owned by his wife.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement dated                     , 2004, the underwriters named below, for whom Raymond James & Associates, Inc. is acting as representative, have severally agreed to purchase from us the respective number of shares of our common stock set forth opposite their names below:

Underwriters	Number of Shares

Raymond James & Associates, Inc.
Jefferies & Company, Inc.
Legg Mason Wood Walker, Incorporated

Total

      The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the common stock offered by this prospectus are subject to the terms and conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased, other than those covered by the over-allotment option described below.

      The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $           per share, of which $          may be re-allowed to other dealers. After this offering, the public offering price, concession and re-allowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

      We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 150,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount; and the selling stockholders have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 150,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the underwriters exercise their over-allotment option to purchase any of these additional 300,000 shares of common stock, each underwriter, subject to several conditions, will become obligated to purchase its pro rata portion of these additional shares based on the underwriter’s percentage purchase commitment in this offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

      The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to below, will be approximately $300,000.

	Per	Without	With
	Share	Option	Option

Underwriting discount payable by us
Underwriting discount payable by selling stockholders

      We and the selling stockholders have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

      Subject to specified exceptions, each of our directors and our executive officers has agreed, for a period of 90 days after the date of this prospectus, without the prior written consent of Raymond James & Associates, Inc., not to offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock. This agreement also precludes any hedging, collar or other transaction designed or reasonably expected to result in a disposition of our common stock or securities convertible into or exercisable or exchangeable for our common stock.

      In addition, we have agreed that, for 90 days after the date of this prospectus, we will not, directly or indirectly, without the prior written consent of Raymond James & Associates, Inc., issue, sell, contract to sell, or otherwise dispose of or transfer, any of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, except for our sale of common stock in this offering, and the issuance of options or shares of common stock under our currently outstanding warrants, and our existing stock option plans.

      Until the offering is completed, the rules of the SEC may limit the ability of the underwriters and selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in some types of transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. In passive market making, the underwriter, in its capacity as market maker in the common stock, may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

      Some of the underwriters or their affiliates, including Raymond James & Associates, Inc. and Jefferies & Company, Inc., have in the past and may in the future perform investment banking and other financial services for us and our affiliates for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

LEGAL MATTERS

      The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P., New Orleans, Louisiana. Morrison & Foerster LLP, New York, New York, will pass upon legal matters relating to the offering for the underwriters.

EXPERTS

      The consolidated financial statements of Amedisys, Inc. as of December 31, 2002 and 2003 and for each of the years in the two-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      KPMG’s report refers to its audit of transitional disclosures for 2001 required by Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, which was adopted by Amedisys, Inc. on January 1, 2002 to revise the 2001 consolidated financial statements, as more fully described in Note 1 to the consolidated financial statements. However, KPMG was not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements other than with respect to such reclassification and disclosures.

      The combined Statement of Direct Revenues and Direct Operating Expenses of the Acquired Entities for the year ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

NOTICE REGARDING ARTHUR ANDERSEN LLP

      Arthur Andersen LLP audited our financial statements for the five years ended December 31, 2001. We have included information derived from these financial statements in this prospectus through incorporation by reference of certain documents filed by us with the SEC. On June 15, 2002, Arthur Andersen was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen’s work for Enron Corp. On September 15, 2002, a federal judge upheld this conviction. Arthur Andersen ceased its audit practice before the SEC on August 31, 2002. Effective April 30, 2002, we terminated the engagement of Arthur Andersen as our independent auditors and engaged KPMG LLP to serve as our independent auditors. KPMG LLP has audited our financial statements for the years ended December 31, 2002 and 2003. Because of the circumstances currently affecting Arthur Andersen LLP, as a practical matter it may not be able to satisfy any claims arising from the provision of auditing services to us, including claims holders of notes may have that are available to security holders under applicable securities laws.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained herein or incorporated by reference. The SEC allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information. Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof. You should read the following summary together with the more detailed information regarding our Company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference.

      We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information herein is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois, under SEC File No. 000-24260. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov.

      We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

•	our Current Report on Form 8-K/ A, filed July 15, 2004;

•	our Current Report on Form 8-K, filed July 22, 2004;

•	our Current Report on Form 8-K, filed August 3, 2004;

•	our Current Report on Form 8-K, filed August 9, 2004;

•	our Current Report on Form 8-K, filed August 11, 2004;

•	our Current Report on Form 8-K, filed August 23, 2004; and

•	our definitive proxy statement filed April 29, 2004.

      The reports and other documents that we file after the date hereof will update, supplement and supersede the information in this prospectus. You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Amedisys, Inc.
11100 Mead Road, Suite 300
Baton Rouge, Louisiana 70816
(800) 467-2662
Attn: Gregory H. Browne

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

2,000,000 Shares

Amedisys, Inc.

Common Stock

PROSPECTUS

RAYMOND JAMES

JEFFERIES &

COMPANY, INC.

LEGG MASON WOOD WALKER

Incorporated

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

      The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by Amedisys, Inc. (the “Registrant” or the “Company”). All of such fees and expenses, except for the SEC Registration Fee, are estimated:

SEC registration fee	$8,594
Transfer agent’s fees and expenses	10,000
Legal fees and expenses	50,000
Printing fees and expenses	125,000
Accounting fees and expenses	30,000
Listing fees	20,000
Miscellaneous fees and expenses	56,406

$300,000

Item 15.	Indemnification of Officers and Directors

      The Company’s By-laws, provide for indemnification of officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. The provisions of Article VII of the Company’s By-laws constitute a contract of indemnification between the Company and its officers and directors. Article VII, Section 6 of the Company’s By-laws permits the Company to purchase and maintain officers’ and directors’ liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to Article VII, Section 1. The Company provides officers’ and directors’ liability insurance for its officers and directors.

      The Company has entered into indemnification agreements with certain of its directors and executive officers providing contractual indemnification by the Company to the fullest extent permissible under Delaware law.

      The Company and the underwriters have agreed to indemnify each other and each other’s controlling persons, as applicable, against certain liabilities under the Securities Act in connection with this registration statement.

Item 16.	Exhibits

      a) Exhibits.

Exhibit
Number	Description of Document

1.1	Form of Underwriting Agreement (filed herewith)
2.1	Asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed March 16, 2004)

Exhibit
Number	Description of Document

2.2	Amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (previously filed as Exhibit 2.2 to the Current Report on Form 8-K filed March 16, 2004)
2.3	Second amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (previously filed as Exhibit 2.3 to the Current Report on Form 8-K filed March 16, 2004)
2.4	Third amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services. Inc. (previously filed as Exhibit 2.4 to the Current Report on Form 8-K filed March 16, 2004)
2.5	Fourth amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (previously filed as Exhibit 2.5 to the Current Report on Form 8-K/A filed July 15, 2004)
2.6	Fifth amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (previously filed as Exhibit 2.6 to the Current Report on Form 8-K/A filed July 15, 2004)
2.7	Asset Purchase Agreement between Amedisys Mississippi, L.L.C. and Vicksburg Healthcare, LLC (previously filed as Exhibit 2.7 to the Quarterly Report on Form 10-Q filed August 9, 2004)
4.1	Credit agreement with General Electric Capital Corporation (previously filed as Exhibit 4.1 to the Quarterly Report on Form 10-Q filed May 13, 2004)
4.2	Common Stock Specimen (previously filed as an exhibit to the Annual Report on Form 10-KSB for the year ended December 31, 1994)
4.3	Shareholder Rights Agreement (previously filed as Exhibit 4 to the Current Report on Form 8-K filed June 16, 2000, and as Exhibit 4 to the Registration Statement on Form 8-A12G filed June 16, 2000)
5.1	Opinion of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. as to the legality of the securities being registered (previously filed)
10.1	Settlement Agreement between the Office of Inspector General of the Department of Health and Human Services and Amedisys Specialized Medical Services and Amedisys, Inc. (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed November 10, 2003)
10.2	Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Amedisys Specialized Medical Services and Amedisys, Inc. (previously filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q filed November 10, 2003)

Exhibit
Number	Description of Document

10.4	Amended and Restated Amedisys, Inc. 1998 Stock Option Plan (previously filed as Exhibit 10.4 to the Registration Statement on Form S-3 filed March 11, 1998)
10.8.1	Employment Agreement between Amedisys, Inc. and William F. Borne (previously filed as Exhibit 10.8 to the Annual Report on Form 10-K filed March 19, 2001)
10.8.2	Amendment to Employment Agreement by and between Amedisys, Inc. and William F. Borne (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed May 15, 2003)
10.9.1	Employment Agreement between Amedisys, Inc. and Larry Graham (previously filed as Exhibit 10.9 to the Annual Report on Form 10-K filed March 19, 2001)
10.9.2	Amendment to Employment Agreement by and between Amedisys, Inc. and Larry Graham (previously filed as Exhibit 10.10 to the Annual Report on Form 10-K filed March 19, 2001)
10.9.3	Second Amendment to Employment Agreement by and between Amedisys, Inc. and Larry Graham (previously filed)
10.10.1	Employment Agreement between Amedisys Inc. and Gregory H. Browne (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed August 14, 2002)
10.10.2	Amendment to Employment Agreement between Amedisys Inc. and Gregory H. Browne (previously filed)
10.14	Director’s Stock Option Plan (previously filed as Exhibit 10.12 to the Quarterly Report on Form 10-Q filed May 14, 2001)
10.15	Modification Agreement by and between CareSouth Home Health Services, Inc. and Amedisys, Inc. (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed November 14, 2001)
10.16	Software License Agreement by and between CareSouth Home Health Services, Inc. and Amedisys, Inc. (previously filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q filed November 14, 2001)
21.1	List of Subsidiaries (previously filed)
23.1	Consent of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. (included in Exhibit 5.1)
23.2	Consent of KPMG LLP (filed herewith)
23.3	Consent of KPMG LLP (filed herewith)
24.1	Power of Attorney. Reference is made to page II-5.

Item 17.	Undertakings.

      The undersigned Registrant hereby undertakes:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities

Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)	The Registrant shall deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, shall deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baton Rouge, State of Louisiana, on the 30th day of August, 2004.

AMEDISYS, INC.

By:	/s/ WILLIAM F. BORNE

William F. Borne
Chief Executive Officer and
Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

Signature	Title	Date

/s/ WILLIAM F. BORNE William F. Borne	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	August 30, 2004

/s/ GREGORY H. BROWNE Gregory H. Browne	Chief Financial Officer (Principal Financial and Accounting Officer)	August 30, 2004

* Jake L. Netterville	Director	August 30, 2004

* David R. Pitts	Director	August 30, 2004

* Peter F. Ricchiuti	Director	August 30, 2004

* Ronald A. LaBorde	Director	August 30, 2004

* Donald A. Washburn	Director	August 30, 2004

*By: /s/ GREGORY H. BROWNE Gregory H. Browne Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit
Number	Description of Document

1.1	Form of Underwriting Agreement (filed herewith)
2.1	Asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed March 16, 2004)
2.2	Amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (previously filed as Exhibit 2.2 to the Current Report on Form 8-K filed March 16, 2004)
2.3	Second amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (previously filed as Exhibit 2.3 to the Current Report on Form 8-K filed March 16, 2004)
2.4	Third amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Broward County, St. Mary’s Hospital Home Health, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services. Inc. (previously filed as Exhibit 2.4 to the Current Report on Form 8-K filed March 16, 2004)
2.5	Fourth amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (previously filed as Exhibit 2.5 to the Current Report on Form 8-K/A filed July 15, 2004)
2.6	Fifth amendment to asset purchase agreement by and between Amedisys, Inc. and Professional Home Health, Brookwood Home Care Services, Memorial Home Care, Spalding Regional Home Health, Tenet Home Care of Palm Beach, Tenet Home Care of Miami-Dade, First Community Home Care, Cypress-Fairbanks Home Health, St. Francis Home Health and Hospice, and Brookwood Health Services, Inc. (previously filed as Exhibit 2.6 to the Current Report on Form 8-K/A filed July 15, 2004)
2.7	Asset Purchase Agreement between Amedisys Mississippi, L.L.C. and Vicksburg Healthcare, LLC (previously filed as Exhibit 2.7 to the Quarterly Report on Form 10-Q filed August 9, 2004)
4.1	Credit agreement with General Electric Capital Corporation (previously filed as Exhibit 4.1 to the Quarterly Report on Form 10-Q filed May 13, 2004)
4.2	Common Stock Specimen (previously filed as an exhibit to the Annual Report on Form 10-KSB for the year ended December 31, 1994)
4.3	Shareholder Rights Agreement (previously filed as Exhibit 4 to the Current Report on Form 8-K filed June 16, 2000, and as Exhibit 4 to the Registration Statement on Form 8-A12G filed June 16, 2000)
5.1	Opinion of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. as to the legality of the securities being registered (previously filed)

Exhibit
Number		Description of Document

10.1		Settlement Agreement between the Office of Inspector General of the Department of Health and Human Services and Amedisys Specialized Medical Services and Amedisys, Inc. (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed November 10, 2003)
10.2		Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Amedisys Specialized Medical Services and Amedisys, Inc. (previously filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q filed November 10, 2003)
10.4		Amended and Restated Amedisys, Inc. 1998 Stock Option Plan (previously filed as Exhibit 10.4 to the Registration Statement on Form S-3 filed March 11, 1998)
10	.8.1	Employment Agreement between Amedisys, Inc. and William F. Borne (previously filed as Exhibit 10.8 to the Annual Report on Form 10-K filed March 19, 2001)
10	.8.2	Amendment to Employment Agreement by and between Amedisys, Inc. and William F. Borne (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed May 15, 2003)
10	.9.1	Employment Agreement between Amedisys, Inc. and Larry Graham (previously filed as Exhibit 10.9 to the Annual Report on Form 10-K filed March 19, 2001)
10	.9.2	Amendment to Employment Agreement by and between Amedisys, Inc. and Larry Graham (previously filed as Exhibit 10.10 to the Annual Report on Form 10-K filed March 19, 2001)
10	.9.3	Second Amendment to Employment Agreement by and between Amedisys, Inc. and Larry Graham (previously filed)
10	.10.1	Employment Agreement between Amedisys Inc. and Gregory H. Browne (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed August 14, 2002)
10	.10.2	Amendment to Employment Agreement between Amedisys Inc. and Gregory H. Browne (previously filed)
10.14		Director’s Stock Option Plan (previously filed as Exhibit 10.12 to the Quarterly Report on Form 10-Q filed May 14, 2001)
10.15		Modification Agreement by and between CareSouth Home Health Services, Inc. and Amedisys, Inc. (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed November 14, 2001)
10.16		Software License Agreement by and between CareSouth Home Health Services, Inc. and Amedisys, Inc. (previously filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q filed November 14, 2001)
21.1		List of Subsidiaries (previously filed)
23.1		Consent of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. (included in Exhibit 5.1)
23.2		Consent of KPMG LLP (filed herewith)
23.3		Consent of KPMG LLP (filed herewith)
24.1		Power of Attorney. Reference is made to page II-5.